Exhibit 99.2

NOTICE OF

THE ANNUAL GENERAL MEETING OF

JBS N.V.

IMPORTANT NOTE:

THIS NOTICE SETS OUT THE PROCEDURES FOR JBS SHAREHOLDERS TO REGISTER FOR, ATTEND AND VOTE AT JBS’ 2026 ANNUAL GENERAL MEETING. THESE PROCEDURES DIFFER FROM THE PROCEDURES PREVIOUSLY APPLICABLE TO GENERAL SHAREHOLDERS MEETINGS OF JBS S.A. SHAREHOLDERS SHOULD CAREFULLY READ THE INFORMATION SET OUT IN THIS NOTICE.

The 2026 annual general meeting (the “2026 AGM”) of JBS N.V. (“JBS”) will be held on April 30, 2026 at 10:00 A.M. CEST.

The 2026 AGM will be held at Sheraton Amsterdam Airport Hotel, Schiphol Boulevard 101, 1118 BG Amsterdam, the Netherlands. The 2026 AGM will be held in English.

The 2026 AGM will be organized as an in-person meeting. Accordingly, eligible shareholders may choose to:

a)	attend the 2026 AGM and cast their vote in person at the 2026 AGM meeting venue, in the Netherlands; or

b)	not attend the 2026 AGM in person, and instead have their votes cast by a proxy.

Shareholders should regularly check JBS’ website (www.jbsglobal.com) for updates in relation to the 2026 AGM.

The Board of Directors (the “Board”) unanimously recommends that you vote in favor of all the resolutions listed below and believe that the passing of these resolutions would be in the best interests of JBS and its stakeholders, including its shareholders, as a whole.

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AGENDA

1.	Opening

2.	Financial year 2025

2a.	Report of the Board on JBS’ financial and non-financial performance for the financial year 2025 (discussion item)

2b.	Policy on additions to reserves and on dividends (discussion item)

2c.	Implementation of the Dutch Corporate Governance Code 2025 (discussion item)

2d.	Adoption of the annual accounts for the financial year 2025 (voting item)

3.	Discharge of the Directors in respect of the performance of their duties during the financial year 2025 (voting item)

4.	Composition of the Board of Directors: Director reappointments

4a.	Reappointment of Mr. Gilberto Tomazoni as Executive Director (voting item)

4b.	Reappointment of Mr. Jeremiah O’Callaghan as Non-Executive Director and as Chairman of the Board (voting item)

4c.	Reappointment of Mr. Wesley Mendonça Batista as Non-Executive Director (voting item)

4d.	Reappointment of Mr. Joesley Mendonça Batista as Non-Executive Director (voting item)

4e.	Reappointment of Ms. Kátia Regina de Abreu Gomes as Non-Executive Director (voting item)

4f.	Reappointment of Mr. Paulo Bernardo Silva as Non-Executive Director (voting item)

4g.	Reappointment of Mr. Carlos Hamilton Vasconcelos Araújo as Non-Executive Director (voting item)

4h.	Reappointment of Mr. Henrique de Campos Meirelles as Non-Executive Director (voting item)

4i.	Reappointment of Mr. Raul Alfredo Padilla as Non-Executive Director (voting item)

5.	Reappointment of KPMG Accountants N.V. as JBS’ statutory external auditor for the financial year 2026 (voting item)

6.	Authorization of the Board to issue Shares (voting item)

7.	Authorization of the Board to limit or to exclude pre-emptive rights (voting item)

8.	Authorization of the Board to acquire Class A Common Shares (voting item)

9.	Cancellation of Shares (voting item)

10.	Closing

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AGM Documents

The following documents are or will be made available on JBS’ website (www.jbsglobal.com):

a)	the agenda of the 2026 AGM and the explanatory notes to the agenda;

b)	this convocation notice, including instructions on attendance and voting at the 2026 AGM; and

c)	JBS’ annual report for the financial year 2025.

These documents are or will also be available upon request and free of charge at JBS’ offices in the Netherlands. JBS’ address in the Netherlands is: Stroombaan 16, 5e verdieping, 1181 VX Amstelveen, the Netherlands.

RECORD DATE

In accordance with the relevant statutory provisions, eligible meeting participants and persons entitled to vote at the 2026 AGM are those persons who (i) on April 2, 2026 (the “Record Date”), after processing of all entries and deletions as of that date, are recorded as such in a (sub-)register designated by the Board, and (ii) are registered in the manner outlined under section ‘REGISTRATION’.

The Board has designated as (sub-)registers:

(a)	for holders of shares held in the Depository Trust Company system (DTCC): the administration of the relevant bank, brokerage or other intermediary in the Depository Trust Company system; and

(b)	for holders of shares held directly on JBS’ shareholders register maintained by Computershare (the “U.S. Shareholders Register”).

Changes in shareholdings after the Record Date do not affect entitlements to vote: only shares owned and settled on the Record Date are entitled to be voted on at the 2026 AGM. Pursuant to the relevant provisions of Dutch law, all shares are also freely tradable after the Record Date, and there is no share blocking associated with the 2026 AGM.

REGISTRATION

All shareholders that wish to attend the 2026 AGM, either in person or by proxy, must timely register for the 2026 AGM.

The method by which a shareholder can register, depends on the method by which that shareholder holds its shares, and is further set out below. Shareholders that are unsure how they hold their shares should contact their bank, broker or other intermediary for more information.

(a)	Shareholders holding shares through the Depository Trust Company system (DTCC) (Central Securities Depository in the United States)

Shareholders holding their shares through the Depository Trust Company system that wish to attend the 2026 AGM either in person or by proxy, should give instructions to their intermediary, as the record holder of their shares, that is required to vote their shares according to their instructions.

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In order to attend the 2026 AGM in person or by proxy, shareholders must submit proof of their proxy power (legal proxy) reflecting their shareholdings at the Record Date along with their name and email address to Computershare, to be sent to the following:

By email:

Forward the email from your broker, or attach an image of your legal proxy, to agmregistration@computershare.nl.

By mail:

Computershare Netherlands B.V.

JBS Legal Proxy

Blaak 34

3011 TA Rotterdam

The Netherlands

Requests for registration must be labelled as “JBS Legal Proxy” and be received no later than 11:00 A.M. CEST, on April 23, 2026.

Upon timely submission of their registration materials, shareholders will receive confirmation of their registration by email.

(b)	Holders of Brazilian Depositary Receipts

Holders of Brazilian Depositary Receipts are, pursuant to the relevant terms, not entitled to attend the 2026 AGM in person, but are able to provide voting instructions to Banco Bradesco S.A. in accordance with the procedures set out under the section ‘VOTING BY PROXY AT THE 2026 AGM - Holders of Brazilian Depositary Receipts’.

(c)	Shareholders holding shares directly on JBS’ U.S. Shareholders Register

Shareholders holding their shares directly on JBS’ U.S. Shareholders Register that wish to participate in the 2026 AGM, attending in person or by proxy, should register in the manner communicated to them directly by Computershare.

ADMISSION TO THE 2026 AGM

Registration for admission to the 2026 AGM will take place on the day of the 2026 AGM from 9.00 A.M. CEST until the commencement of the 2026 AGM at 10.00 A.M. CEST. After this time, registration for admission is no longer possible. Persons entitled to attend the 2026 AGM must present a valid admission ticket for the 2026 AGM and may be asked for identification prior to being admitted and are therefore requested to carry a valid identity document.

VOTING IN PERSON AT THE 2026 AGM

Shareholders that attend the 2026 AGM in person are requested to cast their vote by acclamation.

VOTING BY PROXY AT THE 2026 AGM

Shareholders that do not wish to attend the 2026 AGM in person, but wish that their votes are cast at the 2026 AGM by a proxy, can register for the 2026 AGM in accordance with the procedures set out under the section ‘REGISTRATION’ and issue a proxy with voting instructions to (i) Computershare Netherlands B.V., with full power of substitution (the “Proxy Representative”), or (ii) another person.

Holders of Brazilian Depositary Receipts who wish that their votes are cast at the 2026 AGM by a proxy, should give instructions to Banco Bradesco S.A., in accordance with the procedures set out under the section ’Holders of Brazilian Depositary Receipts’.

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If a proxy with voting instructions is granted in favor of JBS, the Board or any of JBS’ directors or officers, or if nothing is specified in this regard, it shall be deemed to have been granted to the Proxy Representative with right of substitution and the Proxy Conditions (as explained below) will apply to such proxy.

Any proxy with voting instructions must be provided as follows:

(a)	Shareholders holding shares via the Depository Trust Company system (DTCC) (Central Securities Depository in the United States)

Shareholders holding Class A Common Shares in a DTC Participant Account should give instructions to their broker, bank or intermediary, as the record holder of their shares, who is required to vote their shares according to their instructions.

Voting instructions must be received by Computershare no later than April 23, 2026, 11:00 A.M. CEST.

(b)	Holders of Brazilian Depositary Receipts

Brazilian depositary receipt holders should give instructions to Banco Bradesco S.A. by email at bcsf.dr@bradesco.com.br, as the record holder of the shares corresponding to the Brazilian depositary receipts, who is required to vote the corresponding shares according to their instructions.

Voting instructions must be received by Banco Bradesco S.A. no later than April 22, 2026.

(c)	Shareholders holding shares on the U.S. Shareholders Register

Shareholders holding their shares directly on JBS’ U.S. Shareholders Register will be entitled to submit their proxy with voting instructions for the 2026 AGM by 11:00 A.M. CEST on April 23, 2026, in writing or electronically as detailed on the proxy card mailed to the shareholder by Computershare.

Any proxy with voting instructions (deemed) issued to the Proxy Representative that is timely received in accordance with the above will be subject to the following conditions (the “Proxy Conditions”), and any shareholder (deemed) issuing a proxy with voting instructions to the Proxy Representative will be deemed to have agreed to the Proxy Conditions: (i) in case for any voting item on the agenda for the 2026 AGM no voting instruction is given, the shareholder is deemed to have given an instruction to vote in favor of such voting item; (ii) only voting instructions to vote “FOR”, “AGAINST” or “ABSTAIN” will be recognized, and voting instructions for a “BLANK VOTE” will be processed as an instruction to “ABSTAIN”; (iii) voting results based on the voting instructions may be shared with JBS prior to the 2026 AGM; and (iv) by issuing voting instructions, the shareholder agrees that it shall hold harmless and fully indemnify the Proxy Representative for any losses, damages, and liabilities that the Proxy Representative may incur in connection with the acts performed or omitted by the Proxy Representative in connection with such voting instructions, save in the event of negligence or willful misconduct of the Proxy Representative.

CONFLICTING REGISTRATIONS

In case a shareholder registers for the 2026 AGM in more than one manner (being, attendance in person and attendance by proxy), the most recently received registration shall be valid and all prior registrations (including any prior proxy with voting instructions) may be regarded by JBS as invalid.

PERSONAL DATA

A copy of JBS’ Privacy Policy and Cookies Policy can be found on JBS’ website (www.jbsglobal.com).

JBS N.V.
The Board

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